December 21, 2018


Via E-Mail

Nazish M. Agha
Agha & Agha, LLP
7 Lincoln Highway, Suite 214
Edison, New Jersey 08820

       Re:    Abtech Holdings, Inc.
              Schedule 13E-3 filed on December 10, 2018
              Filed by Golden Properties Ltd. et al.
              File No. 5-85659

Dear Ms. Agha:

        The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in your filing, unless otherwise noted.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3 filed December 10, 2018

   1. You have not included Abtech Holding as a filer on the Schedule 13E-3. However, we note that the Company agreed to convert the debt of the filing persons into common stock and also approved an adjustment to the conversion price in November 2018. It also filed a
      PREC 14A on October 31, 2018 reflecting the consent of majority shareholders to authorize additional shares for issuance upon on the conversion of that debt into shares.
      Given these facts, explain why you do not believe Abtech is engaged in this going private transaction, or revise the Schedule 13E-3 to include it as a filer, and to provide all of the required disclosure as to the Company.
 Nazish M. Agha, Esq.
Agha & Agha, LLP
December 21, 2018
Page 2


   2. We note that on October 31, 2018, Abtech Holdings filed a PREC 14C in connection with an amendment to its articles of incorporation for an increase in authorized common shares. This increase was approved by consents obtained from majority shareholders
      Golden Properties and Hugo Neu Corp. The stated purpose was to "increase the number of shares of Common Stock to have sufficient shares of common stock to enter into agreements to effect a conversion of certain debt obligations owed by the Company into
      Shares of the Company's Common Stock." Please explain in your response letter why this was not the first step in this going private transaction necessitating the filing of a
      Schedule 13E-3.

   3. See our comment above. Before the Pre 14C was filed on October 31, 2018, the last
      Schedules 13D/A filed by Golden Properties and Hugo Neu were filed on January 21,
      2016 and February 1, 2016, respectively. Their next Schedule 13Ds were filed on
      December 10, 2018, contemporaneously with this Schedule 13E-3. Tell us why neither party amended their Schedule 13D before December 10, 2018.

   4. See our last two comments above. Disclosure on page 3 of the proxy statements indicates that Wendy Joan Kelman-Neu has beneficial ownership over shares of Abtech held by
      Tilly. According to your disclosure in the proxy statement, Tilly owns 30.07% of Abtech.
      However, before the December 10, 2018 joint 13D filing, HN (which is also controlled by Ms. Kelman-Neu) reported ownership of 12.5% of Abtech in its last
Schedule 13D
      amendment filed February 1, 2018. Please explain when and how Ms. Kelman-Neu came to acquire or control the Abtech shares held by Tilly and why a Schedule 13D was not filed before December 10, 2018.

Principal Terms of the Merger   Merger Consideration, page 2

   5. Clarify how dissenters' rights could be "withdrawn or lost" or revise as described in this section.

The Filing Persons' Positions on the Fairness of the Merger, page 4

   6. Please explain how the filing persons analyzed the procedural fairness of the merger.
      Virtually all of the factors listed appear to go to the substantive fairness of the merger.

Interests of Abtech's Executive Officers and Directors in the Merger, page 5

   7. Clarify whether officers and directors (who it appears hold some but not a significant amount of the common shares) will be cashed out in the merger like unaffiliated shareholders.

Background of the Transaction, page 7
 Nazish M. Agha, Esq.
Agha & Agha, LLP
December 21, 2018
Page 3


   8. Expand to explain how the filing persons other than Tilly LLC, Golden Properties Ltd.,
      Hugo Neu Corporation, and Wendy Joan Kelman-Neu became involved in this going private transaction. Unlike the named shareholders, they do not appear to be significant or long-term shareholders of Abtech.

Item 13. Financial Statements

   9. Instruction 1 to Item 13 of Schedule 13E-3 requires that summary financial information must be provided in accordance with Item 1010(c) of Regulation M-A. Please include the required summary financial information in the disclosure document disseminated to shareholders, including the required ratio of earnings to fixed charges disclosure.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please do not hesitate to contact me at (202) 551-3263 with any questions.

        If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.



                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions